

07008557

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53567

RECD S.E.C.
NOV 28 2007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2006 (MM/DD/YY) AND ENDING 09/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
TD Waterhouse Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4211 S. 102nd Street
(No. and Street)

Omaha (City) NE (State) 68127 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Chochon (402) 827-8636
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

233 South Wacker Drive #1700 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 31 2007
THOMSON FINANCIAL

RECEIVED
2007 NOV 28 AM 4:47
SEC / MR

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael D. Chochon swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Waterhouse Capital Markets as of September 30, 2007, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF
On this 19 day of November, 2007
before me came Michael D. Chochon
to me known to be the individual(s) described in and who executed the foregoing instrument, and acknowledged that he/she/they executed the same.

Notary Public

Name

Chief Financial Officer

Title

WELLINGTON THOMPSON III
Notary Public, State of New York
Registration #01TH6149535
Qualified In New York County
Commission Expires July 10, 2008

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

TD Waterhouse Capital Markets, Inc.
(A Wholly Owned Subsidiary of TD AMERITRADE Holding Corporation)
Year Ended September 30, 2007
With Report of Independent Registered Public Accounting Firm

TD Waterhouse Capital Markets, Inc.
(A Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Financial Statements

Year Ended September 30, 2007

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
TD Waterhouse Capital Markets, Inc.

We have audited the accompanying statement of financial condition of TD Waterhouse Capital Markets, Inc. (the Company) as of September 30, 2007, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TD Waterhouse Capital Markets, Inc. at September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.



Chicago, Illinois
November 23, 2007

TD Waterhouse Capital Markets, Inc.
(A Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Statement of Financial Condition

September 30, 2007
(In Thousands, Except Share and Per Share Amounts)

Assets		
Cash and cash equivalents	$	4,742
Other receivables		1,906
Deferred income taxes		994
Total assets	$	7,642
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued liabilities	$	2,446
Payable to affiliates		314
Total liabilities		2,760
Stockholder's equity:		
Common stock, $0.01 par value, 1,000 shares authorized; 100 shares issued and outstanding		–
Additional paid-in capital		4,654
Retained earnings		228
Total stockholder's equity		4,882
Total liabilities and stockholder's equity	$	7,642

See accompanying notes.

TD Waterhouse Capital Markets, Inc.
(A Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Statement of Income

Year Ended September 30, 2007
(In Thousands)

Revenues:		
Interest revenue	$	280
Expenses:		
Employee compensation and benefits		108
Clearing and execution costs		105
Professional services		39
Other		48
Total expenses		300
Loss before other income and income taxes		(20)
Other income		318
Income before income taxes		298
Provision for (benefit from) income taxes:		
Current benefit		(925)
Deferred expense		1,045
Total provision for income taxes		120
Net income	$	178

See accompanying notes.

TD Waterhouse Capital Markets, Inc.
(A Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Statement of Changes in Stockholder's Equity

Year Ended September 30, 2007
(In Thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, September 30, 2006	$ –	$ 6,248	$ 50	$ 6,298
Net income	–	–	178	178
Purchase accounting adjustments related to the Parent's acquisition of TD Waterhouse Group, Inc.	–	(1,594)	–	(1,594)
Balance, September 30, 2007	$ –	$ 4,654	$ 228	$ 4,882

See accompanying notes.

TD Waterhouse Capital Markets, Inc.
(A Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Statement of Cash Flows

Year Ended September 30, 2007
(In Thousands)

Cash flows from operating activities	
Net income	$ 178
Adjustments to reconcile net income to net cash used in operating activities:	
Deferred income taxes	1,045
Changes in operating assets and liabilities:	
Receivable from/payable to affiliates, net	(1,280)
Other receivables	(1,767)
Other assets	82
Accounts payable and accrued liabilities	(3,353)
Net cash used in operating activities	(5,095)
Net decrease in cash and cash equivalents	(5,095)
Cash and cash equivalents at beginning of year	9,837
Cash and cash equivalents at end of year	$ 4,742
Supplemental cash flow information	
Interest paid	$ –
Income taxes paid (includes $641 paid to Parent)	$ 926

See accompanying notes.

1. Basis of Presentation and Nature of Operations

TD Waterhouse Capital Markets, Inc. (the Company) is a wholly owned subsidiary of TD AMERITRADE Holding Corporation (the Parent). The financial statements include material related-party transactions with affiliated companies.

The Company was formerly a securities brokerage firm registered with the Securities and Exchange Commission (SEC) and was a member of the Financial Industry Regulatory Authority (FINRA). Prior to August 18, 2006, the Company operated as a market maker in over-the-counter equity securities, primarily those traded on the NASDAQ Stock Market and the OTC Bulletin Board. On August 18, 2006, the Company sold its client relationships. The Company no longer had substantive business operations subsequent to the sale. On September 14, 2007, the Parent withdrew the Company's registration as a broker-dealer. The Company will have limited revenues and expenses in fiscal 2008 but will continue to exist until the extinguishment of certain liabilities, the timing of which is uncertain.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The Company considers the amounts presented for financial instruments on the statement of financial condition to be reasonable estimates of fair value based on maturity dates, repricing characteristics, and, where applicable, quoted market prices.

Income Taxes

The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required, and separate state income tax returns where required. The Company determines and records income taxes on a separate entity basis, pursuant to a tax sharing agreement with the Parent. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. Accruals for expected tax deficiencies that could arise from separate filings of the Company are recorded in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies*, when management determines that a tax deficiency is both probable and reasonably estimable.

3. Income Taxes

At September 30, 2007, temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities arise from certain accrued liabilities. The Company did not record a valuation allowance against its deferred tax assets as of the beginning or end of fiscal 2007. The Company's effective income tax rate differs from the statutory rate primarily as a result of state income taxes.

4. Exit Liabilities

The Company has recorded exit liabilities associated with the Parent's acquisition of TD Waterhouse Group, Inc. (TD Waterhouse), the Company's former parent, from The Toronto-Dominion Bank (TD) on January 24, 2006. These exit liabilities are recorded in accounts payable and accrued liabilities in the statement of financial condition and consist of severance pay and other termination benefits and contract termination costs. The following is a summary of the activity in the Company's acquisition exit liabilities during the fiscal year ended September 30, 2007:

	Employee Compensation	Communications	Professional Services	Total
	(In Thousands)			
Balance, September 30, 2006	$ 985	$ –	$ –	$ 985
Exit costs recorded	23	57	1,170	1,250
Utilized	(1,008)	(57)	(964)	(2,029)
Balance, September 30, 2007	$ –	$ –	$ 206	$ 206

Adjustments to purchase accounting estimates arising prior to January 24, 2007 (the one-year anniversary of the TD Waterhouse acquisition) are reflected in "exit costs recorded" as adjustments to the cost of acquiring TD Waterhouse and, therefore, adjusted the Parent's amount of goodwill recorded. Any adjustments to purchase accounting estimates arising on or after January 24, 2007, would be recorded currently in earnings.

The remaining exit liabilities are expected to be paid during the first half of fiscal 2008.

5. Net Capital

The Company was subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis. Rule 15c3-1 requires that the Company maintain minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. The Company withdrew its registration as a broker-dealer on September 14, 2007. At September 14, 2007, the Company had net capital of $1.7 million, which was $1.5 million in excess of the required net capital of $0.2 million.

6. Commitments and Contingencies

Regulatory Matter

On May 10, 2004, the SEC staff initiated an inquiry regarding the Company's specialist trading practices on regional and options exchanges, which resulted in a referral to SEC Enforcement. On February 7, 2006, SEC staff informed the Company that it would be seeking disgorgement and penalties from the Company based on alleged violations of the order priority rules. Since that time, the Company has been in settlement negotiations with the SEC staff. The Company has accrued $1.7 million for this matter as of September 30, 2007.

Income Taxes

The Company's federal and state income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is subject to varying interpretations, amounts reported in the financial statements could be changed at a later date upon final determinations by taxing authorities. TD has agreed to indemnify the Company for tax obligations, if any, pertaining to activities of TD Waterhouse prior to the acquisition.

7. Related-Party Transactions

Receivables from and payables to affiliates resulting from related-party transactions are generally settled in cash on a monthly basis.

The Company settles consolidated and combined current income tax payables and receivables with the Parent periodically, as amounts become due to or from the taxing authorities. Other receivables include $1.6 million of income taxes receivable from the Parent as of September 30, 2007.

END